Exhibit 2.4

AMENDMENT

This Amendment is dated as of the 29th day of December, 2009, by and between Quixote Corporation, a Delaware corporation having its principal offices at 35 E. Wacker Drive, Chicago, Illinois 60601 (the “Company”) and Joan R. Riley, an employee of the Company (“Executive”).

WHEREAS, the Company and the Executive are parties to a certain Amended and Restated Change of Control Agreement dated as of July 25, 2008 (the “Agreement”); and

WHEREAS, the Company and the Executive desire to modify the Agreement to clarify the application of one of its provisions that may arise in the event of a termination of employment of Executive after a “Change of Control” of the Company as such term is defined in the Agreement;

NOW THEREFORE in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Amendment.  Section 5(c) of the Agreement shall be amended to delete the last sentence of such Section as now provided therein, and in its place, to substitute the following:

In the event that Executive receives reduced payments and benefits hereunder by reason of the application of the Payment Cap, the Company shall reduce or eliminate the payments and benefits to Executive as otherwise provided for in this Agreement in the following order:  (i) life insurance, (ii) executive medical reimbursement plan benefits, (iii) health insurance benefits, (iv) all other non-cash insurance benefits and medical reimbursements, (v) unvested stock options commencing with options having the lowest deemed value under the applicable valuation model used by the Company for purposes of Code Sections 280G and 4999 and the tax regulations promulgated thereunder, (vi) unvested restricted stock, and (vii) cash portion of the Separation Benefit.  If more than one of the foregoing categories of benefits must be reduced to enable the Executive’s Covered Payments hereunder to be less than the Payment Cap, the benefits or payments payable under each category in the order listed above shall be reduced or eliminated entirely before reducing or eliminating benefits in the next succeeding category listed above.

2.             No Other Amendment.  Except as provided in the preceding provision, no part of the Agreement shall be modified or amended by this Amendment, and the parties’ respective rights and obligations as set forth in the Agreement, as amended herein, shall remain in full force and effect.  Unless otherwise stated herein, capitalized terms contained in this Amendment shall have the meaning ascribed under the Agreement.

3.             Counterparts.  This Amendment may be signed in multiple counterparts and all such counterparts shall be read together and construed as one and the same document.

IN WITNESS WHEREOF, the Parties have executed this Amendment on the date first written above.

QUIXOTE CORPORATION

By:	/s/ Bruce Reimer
Its: President

EXECUTIVE

By:	/s/ Joan R. Riley
Joan R. Riley